THIS NOTE (AS DEFINED BELOW) HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS. THIS NOTE MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT AS TO THIS NOTE UNDER SAID ACT AND ANY APPLICABLE STATE SECURITIES LAWS OR (B) AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS.

THIS NOTE IS ISSUED WITH ORIGINAL ISSUE DISCOUNT FOR THE PURPOSES OF SECTION 1271 ET SEQ. OF THE INTERNAL REVENUE CODE. THE COMPANY WILL PROMPTLY MAKE AVAILABLE TO THE HOLDERS, UPON REQUEST, THE ISSUE PRICE, THE AMOUNT OF THE OID, THE ISSUE DATE, AND THE YIELD TO MATURITY OF THE NOTE.

SENIOR SECURED NOTE

FOR VALUE RECEIVED, PROELITE, INC., a New Jersey corporation (the “Company”) hereby promises to pay to Showtime Networks, Inc. (the “Holder”) or its registered assigns or successors in interest, the sum of Three Million Five Hundred Thousand Dollars ($3,500,000), together with any accrued and unpaid interest hereon, on June __, 2009 (the “Maturity Date”) if not sooner indefeasibly paid in full.

Capitalized terms used herein without definition shall have the meanings ascribed to such terms in that certain Senior Secured Note Purchase Agreement, dated as of June __, 2008 (the “Purchase Agreement”), among the Company and the Holder.

ARTICLE I
CONTRACT RATE AND AMORTIZATION

1.1 Interest Rate. Subject to Section 5.10, interest payable on the outstanding principal amount of this Note (the “Principal Amount”) shall accrue at a rate per annum equal to ten percent (10.0%). Interest shall be (i) calculated on the basis of a 365 day year, and (ii) payable on the Maturity Date.

1.2 Principal Payments. Any outstanding Principal Amount together with any accrued and unpaid interest and any and all other unpaid amounts which are then owing by the Company to the Holder under this Note shall be due and payable on the Maturity Date.

ARTICLE II
REDEMPTION

2.1 Optional Redemption in Cash. The Company may prepay this Note in whole or in part (an “Optional Redemption”) without premium or penalty by paying to the Holder a sum of money equal to one hundred percent (100%) of the Principal Amount outstanding at such time together with accrued but unpaid interest thereon (the “Redemption Amount”) outstanding on the Redemption Payment Date (as defined below). The Company shall deliver to the Holder a written notice of redemption (the “Notice of Redemption”) specifying the date for such Optional Redemption (the “Redemption Payment Date”), which date shall be ten (10) business days after the date of the Notice of Redemption (the “Redemption Period”). On the Redemption Payment Date, the Redemption Amount must be paid in good funds to the Holder.

ARTICLE III
EVENTS OF DEFAULT

3.1 Events of Default. The occurrence of any of the following events set forth in this Section 3.1 shall constitute an event of default (an “Event of Default”) hereunder:

(a) Failure to Pay. The Company fails to pay when due any installment of principal, interest or other fees hereon in accordance herewith, or the Company fails to pay any of the other Obligations (under and as defined in that certain Security Agreement dated of even date herewith between the Company and Holder (the “Security Agreement”)) when due, and, in any such case, such failure shall continue for a period of fifteen (15) business days following the date upon which any such payment was due;

(b) Breach of Covenant. The Company materially breaches any covenant or any other term or condition (other than an Event of Default pursuant to subsection (a) above) of this Note, the Purchase Agreement or the Security Agreement and such breach shall continue for a period of three (3) business days;

(c) Other Obligations. The Company shall have failed to pay when due any amounts required to be paid (i) to Showtime Network, Inc. pursuant to that certain promissory note dated December 17, 2007 in the principal amount of $1,822,086 or (ii) under any Additional Indebtedness (as defined in the Purchase Agreement) and, in either case, such failure shall continue for a period of three (3) business days;

(d) Breach of Representations and Warranties. Any representation, warranty or statement made or furnished by the Company in this Note, the Purchase Agreement or any other Related Agreement relating to any matter which individually or in the aggregate is material to the business of the Company taken as a whole shall at any time be false or misleading in any material respect on the date as of which made or deemed made;

(e) Bankruptcy. There shall have occurred a Bankruptcy Event. “Bankruptcy Event” shall be deemed to occur if (i) an involuntary case or other proceeding shall be commenced against the Company seeking liquidation, reorganization or other relief with respect to it under any applicable U.S. Federal or State or non-U.S. bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar law now or hereafter in effect or seeking the appointment of a custodian, receiver, liquidator, assignee, trustee, sequestrator or similar official of it or any substantial part of its property, and such involuntary case or other proceeding shall remain undismissed and unstayed, or an order or decree approving or ordering any of the foregoing shall be entered and continued unstayed and in effect, in any such event, for a period of 60 days; or (ii) the Company shall commence a voluntary case or proceeding under any applicable U.S. Federal or State or non-U.S. bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar law or any other case or proceeding to be adjudicated a bankrupt or insolvent, or shall consent to the entry of a decree or order for relief in an involuntary case or proceeding under any applicable U.S. Federal or State or non-U.S. bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against it, or if it shall file a petition or answer or consent seeking reorganization or relief under any applicable U.S. Federal or State or non-U.S. bankruptcy, insolvency, reorganization or other similar law, or consent to the filing of any such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or similar official of the Company or any substantial part of its property, or shall make an assignment for the benefit of creditors, or admit in writing its inability to pay its debts generally as they become due, or shall take corporate, partnership or comparable action in furtherance of the foregoing;

(f) Insolvency. The Company or any of its subsidiaries shall admit in writing its inability, or be generally unable, to pay its debts as they become due or cease operations of its present business; or

(g) Minimum Cash Balance. The Company shall have failed to maintain at least $550,000 of unrestricted funds with a nationally recognized financial institution and such failure shall continue for at least three (3) business days.

3.2 Acceleration. Following the occurrence and during the continuance of an Event of Default, the Holder may demand repayment in full of all obligations and liabilities owing by the Company to the Holder under this Note, the Purchase Agreement and/or the Security Agreement. Notwithstanding any provision of this Agreement, upon the occurrence of any Bankruptcy Event, the Obligations shall immediately and automatically become due and payable in full, without any demand, notice, request or other action being taken by the Holder.

ARTICLE IV
MISCELLANEOUS

4.1 Cumulative Remedies. The remedies under this Note shall be cumulative.

4.2 Failure or Indulgence Not Waiver. No failure or delay on the part of the Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege. All rights and remedies existing hereunder are cumulative to, and not exclusive of, any rights or remedies otherwise available.

4.3 Information. The Company shall, promptly upon learning thereof, report to the Holder any Event of Default.

4.4 Notices. Any notice herein required or permitted to be given shall be given in writing in accordance with the terms of the Purchase Agreement.

4.5 Amendment Provision. The term “Note” and all references thereto, as used throughout this instrument, shall mean this instrument as originally executed, or if later amended or supplemented, then as so amended or supplemented, and any successor instrument as such successor instrument may be amended or supplemented.

4.6 Assignability. This Note shall be binding upon the Company and its successors and assigns, and shall inure to the benefit of the Holder and its successors and assigns; provided, however, that the Note may be assigned by the Holder only in accordance with the requirements of the Purchase Agreement and only in compliance with all applicable. The Company may not assign any of its obligations under this Note without the prior written consent of the Holder, any such purported assignment without such consent being null and void.

4.7 Cost of Collection. In case of the occurrence of an Event of Default under this Note, the Company shall pay the Holder the Holder’s reasonable costs of collection, including reasonable attorneys’ fees.

4.8 Governing Law; Consent to Jurisdiction. This Agreement shall be governed by, construed and enforced in accordance with, the laws of the State of California, without regard to the conflict of laws rules of the State of California or any other jurisdiction that would call for the application of the laws of any jurisdiction other than the State of California. Each party hereto hereby irrevocably consents, for itself and its legal representatives, partners, successors and assigns, to the exclusive jurisdiction of the Courts of the State of California for the limited purpose of any action or proceeding to interpret or enforce this Agreement, and further agrees that any action arising solely from or relating solely this Agreement shall be instituted and prosecuted only in the courts of the State of California located in the County of Los Angeles, and hereby waives any rights it may have to personal service of summons, complaint or other process in connection therewith, and agrees that service may be made by registered or certified mail to such party at its principal headquarters.

4.9 Severability. In the event that any provision of this Note is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of this Note.

4.10 No Usury Intended. The parties to this Note represent and warrant that they qualify for exemption from the usury restrictions of Section 1 of Article XV of the California Constitution in that both the Company and the Holder have been represented by counsel, are sophisticated in business and financial transactions and have the capacity to protect their own interests in the context of the transactions contemplated by this Note, the Purchase Agreement, the Security Agreement and the other Related Agreements. All agreements between the Company and the Holder are expressly limited so that in no contingency or event whatsoever, whether by reason of: error of fact or law; payment, prepayment or advancement of the proceeds hereof; acceleration of maturity of the Obligations, or otherwise, shall the amount paid or agreed to be paid to the Holder for the use, forbearance or retention of the money to be advanced hereunder, including any charges collected or made in connection with the indebtedness evidenced by this Note which may be treated as interest under applicable law, if any, exceed the maximum legal limit (if any such limit is applicable) under United States federal law or state law (to the extent not preempted by federal law, if any), now or hereafter governing the interest payable in connection with such agreements. If, from any circumstances whatsoever, fulfillment of any provision hereof at the time performance of such provision shall be due shall involve transcending the limit of validity (if any) prescribed by law which a court of competent jurisdiction may deem applicable hereto, then ipso facto, the obligation to be fulfilled shall be reduced to the limit of such validity, and if from any circumstances, the Holder shall ever receive as interest an amount which would exceed the maximum legal limit (if any such limit is applicable), such amount which would be excessive interest shall be applied to the reduction of the outstanding principal balance of this Note and not to the payment of interest or, if necessary, rebated to the Company. This provision shall control every other provision of all agreements between the Company and the Holder, including, without limitation, the Purchase Agreement.

4.11 Security Interest. Purchaser has been granted a security interest in certain assets of the Company as more fully described in the Security Agreement.

4.12 Pari Passu Standing with Existing Notes and Additional Indebtedness. The Holder agrees that this Note is executed on a pari passu basis with the existing promissory note dated December 17, 2007 executed by the Company in favor of Showtime Network, Inc. in the principal amount of $1,822,086, and any Additional Indebtedness incurred pursuant to the terms of the Purchase Agreement.

4.13 Construction; Counterparts. Each party acknowledges that its legal counsel participated in the preparation of this Note and, therefore, stipulates that the rule of construction that ambiguities are to be resolved against the drafting party shall not be applied in the interpretation of this Note to favor any party against the other. This Note may be executed by the parties hereto in one or more counterparts, each of which shall be deemed an original and all of which when taken together shall constitute one and the same instrument. Any signature delivered by a party by facsimile or electronic transmission shall be deemed to be an original signature hereto.

4.14 Registered Obligation. Notwithstanding any document, instrument or agreement relating to this Note to the contrary, transfer of this Note (or the right to any payments of principal or stated interest thereunder) may only be effected by (i) surrender of this Note and either the reissuance by the Company of this Note to the new holder or the issuance by the Company of a new instrument to the new holder.

[Balance of page intentionally left blank; signature page follows]

IN WITNESS WHEREOF, the Company has caused this Senior Secured Note to be signed in its name effective as of this ___ day of June, 2008.

PROELITE, INC.

By:	/s/ Charles Champion
Name: Charles Champion
Title:CEO

WITNESS:

/s/ Darin Bassin
Name:	Darin Bassin

Agreed to as to Section 4.10

SHOWTIME NETWORKS, INC., as Holder

By:	/s/ Joe Ianniello

Signature Page for Senior Secured Note